U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                        SEC File Number 0-11503
                                                       CUSIP Number 458-740-107

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: September 30, 1998
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    Nothing in this Form shall be  construed  to imply that the  Commission  has verified any information contained herein.
---------------------------------

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
---------------------------------

Part I - Registrant Information
---------------------------------

Full Name of Registrant:  Cel-Sci Corporation

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

    8229 Boone Blvd. #802

City, State and Zip Code

    Vienna, VA 22182

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Part II - Rules 12b-25(b) and (c)
---------------------------------
    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
---------------------------------

    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company has been advised by its accountants that additional time is needed to compute earnings per share in accordance with APB 14, SFAS 128 and EITF D-60. As a result additional time is needed to file the report.
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Part IV - Other Information
---------------------------------

     (1) Name and telephone number of person to contact in regard to this notification:
              William T. Hart          (303)            839-0061
                   (Name)           (Area Code)    (Telephone Number)

    (2)  Have all other periodic reports
         required under Section 13 or 15(d)
         of the Securities Exchange Act of
         1934 during the preceding l2 months
         (or for such shorter period that
         the registrant was required to file
         such reports) been filed?  If answer
         is no, identify report(s).                         [X] Yes  [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
         in the subject report or portion thereof?        [ ] Yes  [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change, both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Cel-Sci Corporation
                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 22, 1998                     By  /s/ Geert Kersten
                                                -----------------
                                              Geert Kersten, President
                                              Cel-Sci Corporation
                                              8229 Boone Blvd., Suite 802
                                              Vienna, VA 22182
                                              (703) 506-9460

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                                                Deloitte & Touche LLP
                                                8201 Greenboro Drive
                                                McLean, Virginia  22102-3810

                              December 23, 1998

Mr. Geert R. Kersten
Chief Executive Officer
CEL-SCI Corporation
8229 Boone Boulevard
Suite 802
Vienna, Virginia 22182

Dear Mr. Kersten:

This letter serves to confirm to you that it appears we will not be able to complete our audit procedures and issue our audit report on the CEL-SCI financial statements for the year ended September 30, 1998 without unreasonable effort and expense.

Sincerely,

/s/ Gary H. Tabach
Gary H. Tabach
Partner